Exhibit (a)(1)(J)

To:	Googlers
From:	Eric Schmidt
Subject:	Please Review the Stock Exchange Program
Date:	February 16, 2009

Dear Googlers,

January 14, 2009 was an important day for Google employees ... that Wednesday, the Board of Directors approved a stock option exchange program for Googlers.

Everyone on the management team was excited to get this done. We have spent a lot of time discussing and thinking about how to reward employees for their hard work and creativity—and this is a question that many of you have raised through Googlegeist and directly with your managers. By offering Googlers a one-to-one option exchange, where underwater options can be exchanged for an equal number of options at a lower strike price, we hope to give you a better starting point for your stock-based compensation and so improve your chances of creating value from those options.

I recommend that you take the time to educate yourself about the program by looking at this site. If you decide to participate, you’ll need to go to the election tool and submit your options before 6 AM Pacific Time on Monday, March 9th (i.e. early in the morning on Monday).

There are 20 days left in the offer period, but don’t put this off until the last minute. It’s an important decision, and one you should give your full consideration.

Thanks very much!

Eric